UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

(Translation of registrant’s name into English)

Ebisu Garden Place Tower Floor 20
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-3-6451-1341

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry into Investment Agreement and Registration Rights Agreement with Oriental Land Innovations Co., Ltd.

On November 5, 2026, LEIFRAS Co., Ltd. (the “Company”) entered into an investment agreement (the “Investment Agreement”) and a registration rights agreement (the “Registration Rights Agreement” and, together with the Investment Agreement, the “Transaction Agreements”) with Oriental Land Innovations Co., Ltd. (“OLI”), a subsidiary of Oriental Land Co., Ltd.

Pursuant to the Investment Agreement, OLI agreed to acquire 400,041 ordinary shares held in treasury by the Company at a price of JPY345 per share (the “Share Acquisition”), for expected gross proceeds to the Company of approximately JPY138 million (US$0.87million), before deducting transaction expenses. The Share Acquisition is expected to close on November 27, 2026, subject to the satisfaction or waiver of applicable closing conditions, including the accuracy of the parties’ representations and warranties, compliance with material contractual obligations, completion of required corporate and regulatory procedures, the absence of specified prohibitions or material adverse effects, reasonable certainty that the Share Transfer described below will close concurrently with the Share Acquisition, and the continued effectiveness of the Registration Rights Agreement. The Company intends to use the net proceeds for working capital and general corporate purposes, subject to the restrictions in the Transaction Agreements.

The offer and sale of the ordinary shares pursuant to the Investment Agreement are being made in reliance on Regulation S promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”). OLI has represented that it is not a resident of the U.S. and is not a “U.S. person” as defined in Rule 902(k) of Regulation S and is not acquiring the ordinary shares for the account or benefit of any U.S. person. The ordinary shares have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of those laws. This report does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.

The Investment Agreement provides OLI with the right to nominate one director, subject to nominee suitability requirements and the applicable shareholder approval process, and to appoint one non-voting board observer. It also grants OLI preemptive rights, dilution protections, information rights and prior consent rights over specified corporate actions, in each case subject to the applicable conditions, exceptions and ownership thresholds set forth in the Investment Agreement.

Pursuant to the Registration Rights Agreement, the Company has agreed to file an initial resale registration statement with the U.S. Securities and Exchange Commission no later than the 45th calendar day following the Closing Date (as defined in the Registration Rights Agreement). The registration statement will cover the resale, including in the form of American Depositary Shares, of the shares acquired by OLI in the transaction, its pre-existing holdings and certain additional shares acquired or issuable pursuant to the Transaction Agreements. The Share Acquisition was approved by the Company’s audit and supervisory committee and the board of directors at an extraordinary meeting held on October 29, 2026.

The foregoing descriptions of the Investment Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the English translation of the Investment Agreement and the Registration Rights Agreement, which are attached hereto as Exhibits 10.1 and 10.2, respectively.

Concurrently, Kiyotaka Ito, Representative Director and Chief Executive Officer of the Company, entered into a share transfer agreement with OLI for the sale to OLI of 4,723,000 ordinary shares of the Company held by him (the “Share Transfer” and, together with the Share Acquisition, the “Additional Investment”). The Share Transfer is also expected to close on November 27, 2026, subject to the satisfaction or waiver of applicable closing conditions, including reasonable certainty that the Share Acquisition described above will close concurrently with the Share Transfer.

On November 5, 2026, the Company issued a press release announcing the Additional Investment. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
10.1	English Translation of Investment Agreement between LEIFRAS Co., Ltd. and Oriental Land Innovations Co., Ltd., dated November 5, 2026
10.2	Registration Rights Agreement between LEIFRAS Co., Ltd. and Oriental Land Innovations Co., Ltd., dated November 5, 2026
99.1	Press Release dated November 5, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: November 5, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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